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EXHIBIT 99.1

        The following operating revenue data reflects our quarterly operating revenue from our customer channels for all quarters in 2002 and 2003. We made certain reclassifications to prior balances to conform to the current presentation.

QWEST COMMUNICATIONS INTERNATIONAL, INC.
QUARTERLY OPERATING REVENUE
(Dollars in millions)
(Unaudited)

	2003					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Business:
Wireline revenue:
Local voice	$589	$572	$554	$538	$2,253	$654	$632	$612	$617	$2,515
Long distance	195	189	186	170	740	192	198	207	175	772
Access	33	36	37	40	146	33	36	32	35	136

Total voice services	817	797	777	748	3,139	879	866	851	827	3,423
Data and Internet	551	566	578	561	2,256	545	553	542	559	2,199

Total business wireline	1,368	1,363	1,355	1,309	5,395	1,424	1,419	1,393	1,386	5,622

Consumer:
Wireline revenue:
Local voice	1,031	995	977	931	3,934	1,086	1,077	1,080	1,056	4,299
Long distance	63	69	78	86	296	100	90	77	67	334
Access	25	26	26	25	102	15	26	28	27	96

Total voice services	1,119	1,090	1,081	1,042	4,332	1,201	1,193	1,185	1,150	4,729
Data and Internet	48	46	56	67	217	49	48	48	49	194

Total consumer wireline	1,167	1,136	1,137	1,109	4,549	1,250	1,241	1,233	1,199	4,923

Wholesale:
Wireline revenue:
Local voice	202	214	213	204	833	237	243	217	210	907
Long distance	188	209	203	227	827	262	244	228	219	953
Access	195	183	189	190	757	240	222	187	202	851

Total voice services	585	606	605	621	2,417	739	709	632	631	2,711
Data and Internet	341	329	308	313	1,291	371	350	324	334	1,379

Total wholesale wireline	926	935	913	934	3,708	1,110	1,059	956	965	4,090

Wireless revenue	151	153	152	137	593	188	183	179	144	694

Other services revenue	12	9	13	9	43	11	9	11	11	42

Total operating revenue	$3,624	$3,596	$3,570	$3,498	$14,288	$3,983	$3,911	$3,772	$3,705	$15,371

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  EXHIBIT 99.1
QWEST COMMUNICATIONS INTERNATIONAL, INC. QUARTERLY OPERATING REVENUE (Dollars in millions) (Unaudited)